Exhibit 99.1

HeadHunter Group PLC Announces First Quarter 2021 Financial Results

MOSCOW, Russia, May 27, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the quarter ended March 31, 2021. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

First Quarter 2021 Financial and Operational Highlights

	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(3)	Three months ended March 31, 2021
(in millions of RUB(1) and USD(2))	RUB	RUB		USD(4)
Revenue	2,841	1,990	42.7%	37.5
Russia Segments(6) Revenue	2,662	1,838	44.8%	35.2
Net Income	930	412	126.0%	12.3
Net Income Margin, %	32.7%	20.7%	12.1 ppts
Adjusted EBITDA(5)(7)	1,342	970	38.4%	17.7
Adjusted EBITDA Margin, %(5)(7)	47.2%	48.7%	(1.5) ppts
Adjusted Net Income(5)(7)	850	581	46.2%	11.2
Adjusted Net Income Margin, %(5)(7)	29.9%	29.2%	0.7 ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2021 (RUB 75.7023 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measure.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.
(7)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue is up 42.7% to ₽2,841 million on the back of a rebound in customer activity as well as the consolidation of Zarplata.ru from January 1, 2021.

●	Net income is up 126.0% to ₽930 million, driven by an increase in revenue as well as recognition of ₽223 million gain on remeasurement of interest in equity-accounted investees.

●	Adjusted EBITDA is up 38.4% to ₽1,342 million; Adjusted EBITDA Margin is down to 47.2% from 48.7%, or by 1.5 ppts, as a decrease in marketing expenses and personnel costs as percentage of revenue in our “Russia (hh.ru)” segment was offset by lower margins in our “Russia (Zarplata.ru)” segment on the back of more accentuated revenue seasonality and timing of marketing expenses in this segment.

●	Adjusted Net Income is up 46.2% to ₽850 million.

	As of March 31, 2021	As of December 31, 2020	Change	As of March 31, 2021
(in millions of RUB and USD)	RUB	RUB		USD
Net Working Capital(1)	(5,269)	(3,849)	36.9%	(69.6)
Net Debt(1)	3,356	4,909	(31.6)%	44.3
Net Debt to Adjusted EBITDA Ratio(1) (2)	0.7х	1.2х

(1)	Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)	For the purposes of calculation of this ratio as of March 31, 2021, Adjusted EBITDA is calculated on the last twelve months basis.

●	Net Working Capital as of March 31, 2021 decreased by ₽1,420 million, or 36.9%, compared to December 31, 2020, primarily due to (i) an increase in contract liabilities by ₽710 million from customer prepayments, and (ii) an increase in trade and other payables (current portion) mainly due to ₽623 million consideration payable for the acquisition of LLC “Skillaz” (see “Potential substantive rights over Skillaz”).

●	Net Debt decreased by ₽1,553 million, or 31.6%, primarily due to an increase of cash from operating activities, a decrease of cash used in financing and investing activities and the effect of exchange rate fluctuations on cash (see “Cash Flows”).

●	Net Debt to Adjusted EBITDA Ratio decreased from 1.2x to 0.7x, mainly due to a decrease in Net Debt.

CEO quote

“In Q1 2021, we saw a robust expansion of our core business driven by an improving market environment and strong strategy execution” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

“We continued to observe significant competition for labor force, prompting more businesses in Russia to adopt new and effective online recruitment channels. With that in mind and looking at our customer base and content dynamics year to date, we are happy to significantly upgrade our growth outlook for 2021.

Following our long-term strategy of expansion into adjacent markets, we consolidated control in Skillaz, one of the leading Russia recruitment SaaS companies. We believe this acquisition will result in a unique combination of a powerful sourcing platform and state-of-the-art recruitment process automation technologies. This will enable us to deliver one-stop solutions for enterprise clients.

Lastly, we remain committed to rewarding our shareholders through the cycle and, having evaluated our current business strength and balance sheet liquidity, we are glad to announce a 2020 dividend payment in the amount of $0.55 per share, representing approximately 75% of our Adjusted Net Income for 2020.”

Acquisition of Zarplata.ru in December 2020

In December 2020, we acquired 100% share in LLC “Zarplata.ru” (“Zarplata.ru”), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. From January 1, 2021, our statement of income and comprehensive income includes results of Zarplata.ru. This affects year-on-year comparisons of our revenue, operating expenses, and other metrics in 2021.

For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we combine our “Russia (hh.ru)” and “Russia (Zarplata.ru)” (collectively “Russia segments”) revenues, as we believe that our combined ARPC and combined number of paying customers allows us to assess better our results and position on Russian online recruitment market, on which both these segments operate.

Potential substantive rights over Skillaz

As at March 31, 2021, the Group had 25.01% ownership interest and option contracts to purchase an additional 40.01% ownership interest in LLC Skillaz, a Russian HR technology company which automates and enhances recruitment processes by delivering sophisticated and flexible SaaS solutions (“Skillaz”).

As at March 31, 2021, based on recent performance of Skillaz in the first quarter 2021, future business plans and the resulting projected future cash flows, the exercise of the call options became beneficial for the Group. Given that the Group is exposed to variable returns from its involvement with the investee, as well as has the ability to use its power over the investee to affect the amount of those returns via potential substantive rights, the Group obtained control over Skillaz for accounting purposes as at March 31, 2021.

Accordingly, on March 31, 2021 the Group ceased to account for its investment in Skillaz under the equity method and consolidated Skillaz as a subsidiary. As the consolidation occurred on the last day of the first quarter of 2021, results of Skillaz for the first quarter 2021 are not included in our statement of income and comprehensive income for this quarter. They will be included in our statement of income and comprehensive income from the second quarter of 2021.

On May 25, 2021 the Board of Directors of the Group has approved the exercise of the option to acquire 40.01% ownership interest in Skillaz, and the option was exercised on May 26, 2021.

Modification of the presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses as the nature of such gains and losses is not operational. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following table presents the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

	For the three months ended March 31, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	1,045	(75)	970
Adjusted EBITDA Margin, %	52.5%	(3.8%)	48.7%
Adjusted Net Income	613	(32)	581
Adjusted Net Income Margin, %	30.8%	(1.6%)	29.2%

	For the year ended December 31, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	4,187	(83)	4,104
Adjusted EBITDA Margin, %	50.6%	(1.1%)	49.5%
Adjusted Net Income	2,733	(50)	2,683
Adjusted Net Income Margin, %	33.0%	(0.6%)	32.4%

Impact of the COVID-19 Pandemic on Our Operations and Financial Position

The original outbreak of COVID-19 pandemic in the first half of 2020 affected our financial results mostly via the decrease in business activity in Russia on the back of measures taken by authorities to curb spread of the disease, especially such measures as shelter-in-place orders, non-working days announcements, and businesses closures. A decrease in business activity resulted in a decrease in the number of job postings advertised by our customers and the number of CV database subscriptions purchased or renewed, leading to a decrease in our revenues.

The most severe restrictions in Russia were in place from March 30, 2020 to May 11, 2020, when a nation-wide period of non-working days was introduced and shelter-in-place orders were in effect in Moscow. This affected our revenues in the first and second quarter of 2020. A gradual recovery of business activities followed in the third quarter 2020, resulting in the gradual recovery in our KPIs. No such restrictions had been introduced since until recently, when a period of four working days from May 4, 2021 to May 7, 2021 was announced as a period of non-working days. This was a similar, but much smaller, measure the period of non-working days in 2020.

As a result, we see no measurable impact of COVID-19 on our financial results for the first quarter of 2021 and financial position as at March 31, 2021. Year-to-year comparison of our financial results for the first, and, prospectively, second and third quarters of 2021 is affected by the low base effect of the corresponding periods in 2020. Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru),” “Russia (Zarplata.ru),” “Belarus,” “Kazakhstan” and other countries. As each segment, other than “Russia (hh.ru)” and “Russia (Zarplata.ru)”, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and, thus, are not considered separate customers and so are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2019 was 21.6% (in 2020, this metric was not indicative due to COVID-19).

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2019 to 2021. In 2021, compared to 2020, there is one business day less in the first quarter and in the total year, two business days more in the second quarter, and two business days less in the fourth quarter, meaning that a negative calendar effect is expected in each of the first and fourth quarter, and a positive effect is expected in the second quarter:

	Number of business days			As % of total business days per year
	2021	2020	2019	2021	2020	2019
First quarter	56	57	57	22.7%	23.0%	23.1%
Second quarter	62	60	59	25.1%	24.2%	23.9%
Third quarter	66	66	66	26.7%	26.6%	26.7%
Fourth quarter	63	65	65	25.5%	26.2%	26.3%
Year	247	248	247	100.0%	100.0%	100.0%

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 78.6% and 76.3% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2020 and December 31, 2019, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the first quarter segment external expenses in our “Russia (hh.ru)” segment in 2019 and 2020 were 23.6% and 24.5%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2020 were ₽2,584 million, ₽2,355 million, ₽2,323 million, and ₽2,785 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital of March 31, June 30, September 30, and December 31, 2020 was ₽ (3,130) million, ₽ (2,865) million, ₽ (3,111) million, and ₽ (3,849) million, respectively.

First Quarter 2021 Results

Our revenue was ₽2,841 million for the three months ended March 31, 2021 compared to ₽1,990 million for the three months ended March 31, 2020, primarily due to an increase in our “Russia (hh.ru)” and “Russia (Zerplata.ru)” segments (collectively – “Russia segments”).

In our Russia segments, revenue increased by 44.8% in the three months ended March 31, 2021 driven by an increase of 48.7% in the number of paying customers in Small and Medium Accounts customer segment (in our “Russia (hh.ru)” segment and as a result of acquisition of Zarplata.ru), and an increase of 18.9% in ARPC in Key Accounts in Moscow and St. Petersburg customer segment.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020	Change
Bundled Subscriptions	766,466	577,713	32.7%
CV Database Access	588,965	470,586	25.2%
Job Postings	1,244,511	781,413	59.3%
Other value-added services	241,173	160,697	50.1%
Total revenue	2,841,115	1,990,409	42.7%

The following table sets forth the revenue broken down by type of customer and region for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020	Change
Key Accounts in Russia
Moscow and St. Petersburg	642,938	495,398	29.8%
Other regions of Russia	259,866	192,953	34.7%
Sub-total	902,804	688,351	31.2%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	886,278	627,759	41.2%
Other regions of Russia	763,059	426,407	79.0%
Sub-total	1,649,337	1,054,166	56.5%
Foreign customers of Russia segments	19,983	15,875	25.9%
Other customers in Russia segments	89,819	79,852	12.5%
Total for Russia operating segments	2,661,943	1,838,244	44.8%
Other segments	179,172	152,165	17.7%
Total Revenue	2,841,115	1,990,409	42.7%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

Number of paying customers

	For the three months ended March 31,
	2021	2020	Change
Key Accounts in Russia
Moscow and St. Petersburg	5,123	4,695	9.1%
Other regions of Russia	5,631	4,966	13.4%
Sub-total	10,754	9,661	11.3%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	80,329	61,730	30.1%
Other regions of Russia	128,930	79,031	63.1%
Sub-total	209,259	140,761	48.7%
Foreign customers of Russia segments	958	719	33.2%
Total for Russia segments	220,971	151,141	46.2%
Other segments	13,451	12,750	5.5%
Total number of paying customers	234,422	163,891	43.0%

ARPC (in RUB)
Key Accounts in Russia
Moscow and St. Petersburg	125,500	105,516	18.9%
Other regions of Russia	46,149	38,855	18.8%
Sub-total	83,951	71,250	17.8%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	11,033	10,169	8.5%
Other regions of Russia	5,918	5,395	9.7%
Sub-total	7,882	7,489	5.2%
Other segments, total	13,320	11,935	11.6%

•	In our Key Accounts in Moscow and St. Petersburg customer segment, revenue increased by 29.8%, mostly due to an increase in the ARPC by 18.9%, which was primarily driven by annual price increase and introduction of limits on a number of CV views in our CV database subscriptions effective August 2020.

•	In our Key Accounts in Other regions of Russia customer segment, revenue increased by 34.7%, mostly due to an increase in the ARPC by 18.8%, which was primarily driven by an annual price increase and the addition of revenues from these customers received in our “Russia (Zarplata.ru)” operating segment.

•	In our Small and Medium Accounts in Moscow and St. Petersburg customer segment, revenue increased by 41.2%, mostly due to an increase in the number of customers by 30.1%, which was primarily driven by acquisition of new customers, as well as low base effect in the end of the first quarter 2020.

•	In our Small and Medium Accounts in Other regions of Russia customer segment, revenue increased by 79.0%, mostly due to an increase in the number of customers by 63.1%, which was equally driven by acquisition of new customers and by addition of customers of our “Russia (Zarplata.ru)” operating segment, as well as low base effect in the end of the first quarter 2020.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽1,569 million for the three months ended March 31, 2021 compared to ₽1,139 million for the three months ended March 31, 2020, representing an increase by ₽430 million, or 37.8%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020	Change
Personnel expenses	(845,709)	(581,237)	45.5%
Marketing expenses	(441,770)	(317,866)	39.0%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(50,404)	(37,180)	35.6%
Office rent and maintenance	(56,224)	(46,280)	21.5%
Professional services	(60,840)	(79,147)	(23.1)%
Insurance costs	(46,071)	(43,173)	6.7%
Hosting and other web-site maintenance	(14,460)	(12,034)	20.2%
Other operating expenses	(53,171)	(21,702)	145.0%
Operating costs and expenses (exclusive of depreciation and amortization)	(1,568,649)	(1,138,619)	37.8%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended March 31,
	2021	2020	Change
Personnel expenses	29.8%	29.2%	0.6%
Marketing expenses	15.5%	16.0%	(0.4)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	1.8%	1.9%	(0.1)%
Office rent and maintenance	2.0%	2.3%	(0.3)%
Professional services	2.1%	4.0%	(1.8)%
Insurance services	1.6%	2.2%	(0.5)%
Hosting and other web-site maintenance	0.5%	0.6%	(0.1)%
Other operating expenses	1.9%	1.1%	0.8%
Operating costs and expenses (exclusive of depreciation and amortization)	55.2%	57.2%	(2.0)%

Personnel expenses

Personnel expenses for the three months ended March 31, 2021 increased by ₽264 million, or 45.5%, compared to the three months ended March 31, 2020 primarily due to: (i) increase in headcount by 68 people (not including addition of personnel in our “Russia (Zarplata.ru)” operating segment) from March 31, 2020 to March 31, 2021, primarily in our development and sales teams; (ii) indexation of wages in the second half of 2020, (iii) addition of personnel expenses of Zarplata.ru from January 1, 2021, and (iv) cost-cutting initiatives in the first quarter 2020 in response to the COVID-19 not occurring in the first quarter 2021.

Personnel expenses increased as a percentage of revenue from 29.2% in the first quarter of 2020 to 29.8% in the first quarter of 2021. Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue increased from 26.6% in the first quarter of 2020 to 27.5% in the first quarter of 2021, as our cost-cutting initiatives in the first quarter 2020 in response to COVID-19 are not occurring in the first quarter 2021. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) to the nearest IFRS measure.

Our headcount has increased to 1,111 people as of March 31, 2021 from 832 people as of December 31, 2020, mostly due to addition of our “Russia (Zarplata.ru)” operating segment personnel.

Marketing expenses

Marketing expenses for the three months ended March 31, 2021 increased by ₽124 million, or 39.0%, compared to the three months ended March 31, 2020 primarily due to (i) addition of marketing expenses of our “Russia (Zarplata.ru)” segment from January 1, 2021, in which marketing expense allocation in 2021 is skewed towards the first quarter , and (ii) increase in marketing expense in our “Russia (hh.ru)” segment across various channels.

Marketing expenses as percentage of revenue were 15.5% in the first quarter of 2021, relatively flat compared to 16.0% in the first quarter of 2020.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our total other general and administrative expenses for the three months ended March 31, 2021 increased by ₽42 million, or 17.4%, compared to the three months ended March 31, 2020, mainly due to probable tax risks related to our subsidiaries.

Our other general and administrative expenses as a percentage of revenue decreased from 12.0% in the first quarter 2020 to 9.9% in the first quarter 2021 mostly due to a decrease in Professional services as various transaction costs related to business combinations and SPO-related costs in the first quarter 2020 not occurring in the first quarter of 2021.

Our other general and administrative expenses (excluding items unrelated to our core business activity) as a percentage of revenue increased from 8.8% in the first quarter of 2020 to 9.8% in the first quarter of 2021, mostly due to our D&O insurance expense no longer relating to our IPO from the second renewal year commenced on May 14, 2020, and therefore was not adjusted for in the first quarter of 2021. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of other general and administrative expenses (excluding items unrelated to our core business activity) to the nearest IFRS measure.

Net foreign exchange gain

Net foreign exchange gain was nil for the three months ended March 31, 2021 compared to ₽75 million for the three months ended March 31, 2020. The net foreign exchange gain for the three months ended March 31, 2020 reflects mostly the foreign exchange gain on USD-denominated cash balances, partly offset by the foreign exchange loss on USD-denominated payable, mainly dividends payable. There were no significant balances denominated in foreign currency for the three months ended March 31, 2021.

Depreciation and amortization

Depreciation and amortization were ₽238 million for the three months ended March 31, 2021 compared to ₽184 million for the three months ended March 31, 2021. The increase by 29.0% mainly relates to depreciation of intangible assets of Zarplata.ru measured at fair values on acquisition.

Finance income and costs

Finance income was ₽69 million for the three months ended March 31, 2021 compared to ₽19 million for the three months ended March 31, 2020. The increase of ₽50 million was mainly due to the ₽35 million gain on remeasurement of option to acquire 40.01% ownership interest in LLC “Skillaz”, the financial asset measured at fair value through profit and loss.

Finance costs were ₽151 million for the three months ended March 31, 2021 compared to ₽119 million for the three months ended March 31, 2020. The increase of ₽32 million was primarily due to ₽67 million interest accrued on non-convertible bonds issued in the fourth quarter 2020 to finance Zarplata.ru acquisition, partly offset by a decrease in interest accrued on the bank loan due to a decrease in the key rate of the Central Bank of Russia.

Gain on remeasurement of previously held interest in equity accounted investees

Gain in the amount of ₽223 million reflects remeasurement of the previously held 25.01% interest in Skillaz at fair value as at March 31, 2021 as a result of acquisition of potential substantive rights over Skillaz (see “Potential substantive rights over Skillaz” elsewhere in this release).

Income tax expense

Income tax expense for the three months ended March 31, 2021 increased by ₽23 million, or 9.8%, compared to the three months ended March 31, 2020, as the increase in taxable profit was mostly offset by an increase in non-taxable income from a gain on remeasurement of previously held investment in Skillaz of ₽223 million, and a decrease in non-deductible interest expense.

The effective tax rate was 21.5% for the three months ended March 31, 2021 and 36.0% for the three months ended March 31, 2020. The effective tax rate for the three months ended March 31, 2021 was affected by non-taxable gain on remeasurement of previously held interest in LLC “Skillaz”. The effective tax rate for the three months ended March 31, 2020 was affected by the unrecognized deferred tax asset from foreign exchange losses and interest expenses. Without these effects, the effective tax rate for the three months ended March 31, 2021 as well as the three months ended March 31, 2020 would have been 26%.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended March 31, 2021 compared to the three months ended March 31, 2020, our net income has increased by 126.0% to ₽930 million, our Adjusted EBITDA has increased by 38.4% to ₽1,342 million, and our Adjusted Net Income has increased by 46.2% to ₽850 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020	Change
Net cash generated from operating activities	1,912,574	942,362	970,212
Net cash used in investing activities	(195,915)	(101,224)	(94,691)
Net cash used in financing activities	(257,829)	(58,892)	(198,937)
Net increase in cash and cash equivalents	1,458,830	782,246	676,584
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	1,278,395
Effect of exchange rate changes on cash	7,399	232,877	(225,478)
Cash and cash equivalents, end of period	4,833,839	3,104,338	1,729,501

Net cash generated from operating activities

For the three months ended March 31, 2021, net cash generated from operating activities was ₽1,913 million, compared to ₽942 million generated for the three months ended March 31, 2020. The change between the periods of ₽970 million was primarily driven by: (i) an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), (ii) an increase in contract liabilities due an increase in advances received from customer, (iii) in the first quarter of 2020, certain payments of taxes, mainly VAT, were shifted to the second quarter 2020 due to period of non-working days, and (iv) an increase in operating expenses due to acquisition of Zarplata.ru.

Net cash used in investing activities

For the three months ended March 31, 2021, net cash used in investing activities was ₽196 million, compared to ₽101 million used for the three months ended March 31, 2020. The change between the periods of ₽95 million was mainly due to the ₽234 million deferred consideration paid in the first quarter 2021 for acquisition of Zarplata.ru, partly offset by: (i) cash acquired in the amount ₽67 million of due to obtaining potential substantial rights over Skillaz, and (ii) a decrease in the acquisition of fixed assets as we completed renovations in our Moscow and Yaroslavl offices in the second quarter of 2020.

Net cash used in financing activities

For the three months ended March 31, 2021, net cash used in financing activities was ₽258 million, compared to ₽59 million used for the three months ended March 31, 2020. The change between the periods of ₽199 million was primarily due to (i) repayment of bank and other loans in the amount of ₽121 million in the first quarter 2021 not occurring in the first quarter 2020 due to COVID-related period of non-working days, and (ii) ₽42 million origination fees paid in relation with ₽4 billion non-convertible bond issue in the fourth quarter of 2020 to finance acquisition of Zarplata.ru.

Capital Expenditures

Our additions to property and equipment and intangible assets for the three months ended March 31, 2021 were ₽611 million compared to ₽102 million for the three months ended March 31, 2020, an increase of ₽509 million was primarily due to acquisition of property and equipment and intangible assets, including intangible assets relating to consolidation of Skillaz (see “Potential substantive rights over Skillaz” elsewhere in this release) in the amount of ₽552 million, partly offset by a decrease of ₽62 million primarily due to office renovation costs incurred in the first quarter 2020 not occurring in the first quarter 2021.

Dividend

Our Board of Directors has approved payment of an interim dividend in 2021 of $0.55 per share, representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2020. The dividend record date is June 9, 2021, and we intend to pay the dividend on or before July 16, 2021.

As a Russian tax resident, we are subject to the Russian Tax Code requirements and withhold a tax on dividends at a generally applicable rate of 15%. A holder of our ADSs may apply for a lower tax rate under a double taxation treaty (“DTT”) in effect, signed between a country of a shareholder and the Russian Federation. In order to apply for a lower tax rate, a shareholder will need to provide us with certain documents confirming ownership of our ADSs, its tax residence and other documents. Detailed analysis of the application of withholding tax rates for different types of shareholders is available at https://investor.hh.ru/static-files/dd2e1e70-de48-444d-84aa4c5bbff30a8c. The procedure to apply for reduced tax rates by foreign legal entities pursuant to DTT provisions is available at https://investor.hh.ru/static-files/8fbd58ba-9e85-47f3-8196-bdaa13c7d47c. Further information regarding the reduced rates on dividend payments under DTTs is available at https://investor.hh.ru/static-files/363cbeae-4797-42f8-b17a-11e5b0e025a9. Please review this information carefully and follow the instructions therein if you believe you are eligible for a reduced withholding tax rate. Please note that provisions of a DTT may include limitations on application of DTT benefits, which you shall clarify with your tax advisor. The cut-off time to provide the Company with documents evidencing the right to receive tax relief under the Russian law or the applicable DTT is 11:59 pm Moscow time on July 7, 2021.

Financial Outlook

The following forward-looking statement reflects our expectations as of May 27, 2021:

Based on our recent performance, as well as to reflect the consolidation of LLC “Skillaz” we currently expect our revenue to grow in the range of 45% to 50% in year 2021 year-over-year compared to the year 2020.

This outlook reflects our current view, based on the trends that we see at this time, and may change considering market, economic and social developments in jurisdictions in which we operate.

First Quarter 2021 Financial Results Conference Call

HeadHunter will host a conference call and webcast to discuss its results at 9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 2:00 p.m. London time) on May 27, 2021.

We recommend to use the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link. The earnings release can be accessed through our website at https://investor.hh.ru/. Following the call, a replay will be available on our website.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	2580407

Webcast:

https://edge.media-server.com/mmc/p/yg2j9sri

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) expenses related to equity-settled awards, including related social taxes; (6) secondary public offering (“SPO”) related costs; (7) insurance expenses related to IPO; (8) (income) from the depositary; (9) share of (profit)/loss of equity-accounted investees; (10) net (gain)/loss on financial assets measured at fair value through profit and loss; (11) net foreign exchange loss/(gain); (12) (Gain) on remeasurement of previously held interest in equity-accounted investees; (13) other financing and transactional costs .
●	“Adjusted Net Income” as net income/(loss) plus: (1) transaction costs related to business combinations; (2) expenses related to equity-settled awards, including related social taxes; (3) secondary public offering (“SPO”) related costs; (4) insurance expenses related to IPO; (5) (income) from the depositary; (6) share of (profit)/loss of equity-accounted investees; (7) amortization of intangible assets recognized in business combinations; (8) tax effect on adjustments; (9) net (gain)/loss on financial assets measured at fair value through profit and loss; (10) net foreign exchange loss/(gain); (11) (Gain) on remeasurement of previously held interest in equity-accounted investees; (12) other financing and transactional costs.
●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.
●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,
●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and
●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities and trade and other payables, in all cases, a current portion of a specific asset or liability. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2021, anticipated dividend payments, potential substantive rights over Skillaz, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended March 31,
	2021	2020	2021
	RUB	RUB	USD
Revenue	2,841,115	1,990,409	37,530
Operating costs and expenses (exclusive of depreciation and amortization)	(1,568,649)	(1,138,619)	(20,721)
Depreciation and amortization	(237,973)	(184,406)	(3,144)
Operating income	1,034,493	667,384	13,665
Finance income	69,492	19,158	918
Finance costs	(150,731)	(118,833)	(1,991)
Other income	13,077	9,689	173
Net foreign exchange (loss)/gain	(222)	75,313	(3)
Gain on remeasurement of previously held interest in equity accounted investees	223,308	–	2,950
Share of loss of equity-accounted investees (net of income tax)	(4,864)	(9,544)	(64)
Profit before income tax	1,184,553	643,167	15,648
Income tax expense	(254,207)	(231,429)	(3,358)
Net income for the period	930,346	411,738	12,290
Attributable to:
Owners of the Company	898,801	363,463	11,873
Non-controlling interest	31,545	48,275	417
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	9,218	25,518	122
Total comprehensive income, net of tax	939,564	437,256	12,411
Attributable to:
Owners of the Company	906,138	386,012	11,970
Non-controlling interest	33,426	51,244	442
Earnings per share
Basic (in Russian Rubles per share)	17.86	7.27	0.24
Diluted (in Russian Rubles per share)	17.34	7.05	0.23

Unaudited Condensed Consolidated Statement of Financial Position

As at

(in thousands of RUB and USD)	March 31, 2021	December 31, 2020	March 31, 2021
	RUB	RUB	USD
Non-current assets
Goodwill	10,669,381	9,875,224	140,939
Intangible assets	3,856,940	3,439,959	50,949
Property and equipment	442,332	466,725	5,843
Equity-accounted investees	–	129,666	–
Right-of-use assets	196,862	215,120	2,600
Deferred tax assets	224,658	176,328	2,968
Loans issued to equity-accounted investees	–	11,541	–
Other financial assets	–	25,491	–
Other non-current assets	26,983	22,176	356
Total non-current assets	15,417,156	14,362,230	203,655
Current assets
Trade and other receivables	95,982	69,120	1,268
Indemnification asset	188,624	186,473	2,492
Loans issued (current portion)	3,224	8,178	43
Prepaid expenses and other current assets	145,040	179,118	1,916
Cash and cash equivalents	4,833,839	3,367,610	63,853
Total current assets	5,266,709	3,810,499	69,571
Total assets	20,683,865	18,172,729	273,226
Equity
Share capital	8,597	8,597	114
Share premium	2,015,613	1,987,044	26,626
Foreign currency translation reserve	(84,803)	(92,140)	(1,120)
Retained earnings	2,434,938	1,536,137	32,165
Total equity attributable to owners of the Company	4,374,345	3,439,638	57,784
Non-controlling interest	156,771	69,104	2,071
Total equity	4,531,116	3,508,742	59,854
Non-current liabilities
Loans and borrowings	7,678,085	7,791,326	101,425
Lease liabilities	144,706	164,245	1,912
Deferred tax liabilities	634,230	658,970	8,378
Contract liabilities	134,004	–	1,770
Trade and other payables	118,727	178,607	1,568
Provisions	99,747	87,822	1,318
Other non-current liabilities	131,812	142,531	1,741
Total non-current liabilities	8,941,311	9,023,501	118,111
Current liabilities
Contract liabilities	3,495,800	2,785,402	46,178
Trade and other payables	1,973,102	1,273,089	26,064
Loans and borrowings (current portion)	512,038	485,100	6,764
Lease liabilities (current portion)	79,199	77,752	1,046
Income tax payable	461,535	401,733	6,097
Provisions (current portion)	649,101	578,651	8,574
Other current liabilities	40,663	38,759	537
Total current liabilities	7,211,438	5,640,486	95,260
Total liabilities	16,152,749	14,663,987	213,372
Total equity and liabilities	20,683,865	18,172,729	273,226

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended

(in thousands of RUB and USD)
	March 31, 2021	March 31, 2020	March 31, 2021
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	930,346	411,738	12,290
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	237,973	184,406	3,144
Net finance costs	81,239	99,675	1,073
Gain on remeasurement of previously held interest in equity accounted associates	(223,308)	–	(2,950)
Net foreign exchange (gain)/loss	222	(75,313)	3
Other non-cash items	(617)	(724)	(8)
Management incentive agreement, including social taxes	66,591	53,506	880
Share-based payments to Board of directors	5,433	5,319	72
Share of loss of equity-accounted investees, net of income tax	4,864	9,544	64
Income tax expense	254,207	231,429	3,358
Change in trade receivables and other operating assets	14,098	(7,029)	186
Change in contract liabilities	671,946	210,117	8,876
Change in trade and other payables	285,756	(63,828)	3,775
Change in other liabilities	(12,462)	(8,526)	(165)
Income tax paid	(266,002)	(100,762)	(3,514)
Interest paid	(137,712)	(7,190)	(1,819)
Net cash generated from operating activities	1,912,574	942,362	25,264
INVESTING ACTIVITIES:
Payment of deferred consideration for the acquisition of subsidiary	(233,836)	–	(3,089)
Acquisition of subsidiary, net of cash acquired	66,524	–	879
Acquisition of intangible assets	(43,598)	(27,083)	(576)
Acquisition of property and equipment	(14,279)	(81,695)	(189)
Interest received	29,274	7,554	387
Net cash used in investing activities	(195,915)	(101,224)	(2,588)
FINANCING ACTIVITIES:
Bank loans and other borrowings origination fees paid	(41,971)	–	(554)
Bank loan repaid	(121,447)	–	(1,604)
Payment for lease liabilities	(19,440)	(10,445)	(257)
Dividends paid to non-controlling interest	(74,971)	(48,447)	(990)
Net cash used in financing activities	(257,829)	(58,892)	(3,406)
Net increase/(decrease) in cash and cash equivalents	1,458,830	782,246	19,271
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	44,485
Effect of exchange rate changes on cash	7,399	232,877	98
Cash and cash equivalents, end of period	4,833,839	3,104,338	63,853

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020
Net income	930,346	411,738
Add the effect of:
Income tax expense	254,207	231,429
Net interest costs	115,747	99,675
Depreciation and amortization	237,973	184,406
EBITDA	1,538,273	927,248
Add the effect of:
Equity-settled awards, including related social taxes(1)	65,106	52,060
Other financing and transactional costs(2)	3,656	–
SPO-related costs(3)	–	14,920
Transaction costs related to business combinations (4)	–	11,119
Insurance cover related to IPO(5)	–	38,832
Income from depository(6)	(12,462)	(8,526)
Net foreign exchange loss/(gain) (7)	222	(75,313)
(Gain) on remeasurement of previously held interest in equity-accounted investees (8)	(223,308)	–
(Gain) on financial asset measured at fair value through profit or loss(9)	(34,508)	–
Share of loss of equity-accounted investees(10)	4,864	9,544
Adjusted EBITDA	1,341,843	969,884

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.
(3)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(4)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.
(5)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(6)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(7)	Foreign exchange gains or losses do not relate to our operating activities.
(8)	Reflects gain on remeasurement of the previously held interest in LLC “Skilaz” at fair value as at the acquisition date as of March 31, 2021.
(9)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in LLC Skillaz.
(10)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended March 31,
(in thousands of RUB)	2021	2020
Net income	930,346	411,738
Add the effect of:
Equity-settled awards, including related social taxes(1)	65,106	52,060
Other financing and transactional costs(2)	3,656	–
SPO-related costs(3)	–	14,920
Transaction costs related to business combinations (4)	–	11,119
Insurance cover related to IPO(5)	–	38,832
Income from depository(6)	(12,462)	(8,526)
Net foreign exchange loss/(gain) (7)	222	(75,313)
(Gain) on remeasurement of previously held interest in equity-accounted investees (8)	(223,308)	–
(Gain) on financial asset measured through profit or loss(9)	(34,508)	–
Share of loss of equity-accounted investees(10)	4,864	9,544
Amortization of intangible assets recognized in business combinations(11)	144,689	103,947
Tax effect on adjustments(12)	(28,938)	22,873
Adjusted Net income	849,667	581,194

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.
(2)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.
(3)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(4)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.
(5)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.
(6)	In connection with our IPO, we signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(7)	Foreign exchange gains or losses do not relate to our operating activities.
(8)	Reflects gain on remeasurement of the previously held interest in LLC “Skilaz” at fair value as at the acquisition date as of March 31, 2021.
(9)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in LLC Skillaz.
(10)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

(11)	As a result of the following business combinations: acquisition of 100% ownership interest in HeadHunter in 2016 and acquisition of 100% ownership interest in Zarplata in 2020. We recognized the following intangible assets: (i) trademark and domain names in the amount of ₽2,010,030 thousand, (ii) non-contractual customer relationships in the amount of ₽2,646,501 thousand and (iii) CV database in the amount of ₽720,909 thousand, and (iv) website software in the amount of ₽82,548 which have a useful life of 10 years, 5-10 years, 2-10 years and 3 years respectively.
(12)	Represents income tax on taxable or deductible adjustments.

Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization):

	For the three months ended March 31, 2021				For the three months ended March 31, 2020
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(845,709)	(441,770)	(281,170)	(1,568,649)	(581,237)	(317,866)	(239,516)	(1,138,619)
Add the effect of:
Equity-settled awards, including social taxes(1)	65,106	–	–	65,106	52,060	–	–	52,060
Insurance cover related to IPO(2)	–	–	–	–	–	–	38,832	38,832
Transaction costs related to business combinations(3)	–	–	–	–	–	–	11,119	11,119
SPO-related costs(4)	–	–	–	–	–	–	14,920	14,920
Other financing and transactional costs(5)	–	–	3,654	3,654	–	–	–	–
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(780,603)	(441,770)	(277,516)	(1,499,889)	(529,177)	(317,866)	(174,645)	(1,021,688)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.
(2)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.
(3)	Reflects transaction costs mainly related to the acquisition of Zarplata.ru in December 2020.
(4)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(5)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of March 31, 2021	As of December 31, 2020
Trade and other receivables	95,982	69,120
Prepaid expenses and other current assets	145,040	179,118
Contract liabilities	(3,495,800)	(2,785,402)
Trade and other payables	(1,973,102)	(1,273,090)
Other current liabilities	(40,663)	(38,758)
Net Working Capital	(5,268,543)	(3,849,012)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our net debt is presented in the table below:

(in thousands of RUB)	As of March 31, 2021	As of December 31, 2020
Loans and borrowings	7,678,085	7,791,326
Loans and borrowings (current portion)	512,038	485,100
Cash and cash equivalents	(4,833,839)	(3,367,610)
Net Debt	3,356,284	4,908,816

Calculation of Adjusted EBITDA on the last twelve months basis as of March 31, 2021:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2020 (1)	4,103,715
Less Adjusted EBITDA for the three months ended March 31, 2020	(969,884)
Add Adjusted EBITDA for the three months ended March 31, 2021	1,341,841
Adjusted EBITDA on the last twelve months basis as of March 31, 2021	4,475,672

(1)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

(in thousands of RUB, except ratio)	As of March 31, 2021		As of December 31, 2020
Net Debt	3,356,284		4,908,816
Adjusted EBITDA	4,475,672		4,103,715
Net Debt to Adjusted EBITDA Ratio	0.7	x	1.2	x

Reconciliation of EBITDA and Adjusted EBITDA for the year ended December 31, 2020 from net income, the most directly comparable IFRS Financial measure:

For the year ended December 31,
(in thousands of RUB)	2020
Net income	1,885,825
Add the effect of:
Income tax expense	685,772
Net interest costs	350,216
Depreciation and amortization	750,558
EBITDA	3,672,371
Add the effect of:
Equity-settled awards, including social taxes(1)	249,286
SPO-related costs(2)	151,087
Insurance cover related to IPO(3)	54,772
Income from depository(4)	(41,617)
Net foreign exchange loss/(gain) (5)	(83,030)
Transaction costs related to business combinations(6)	51,665
Share of loss of equity-accounted investees(7)	49,181
Adjusted EBITDA	4,103,715

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(3)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.
(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(5)	Foreign exchange gains or losses do not relate to our operating activities.
(6)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.
(7)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.